Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

THIRD QUARTER 2015 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, October 19, 2015 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) (the “Trust”), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended September 30, 2015 was $50.3 million or $0.54 per unit, compared to $9.0 million or $0.10 per unit during the same period in 2014. Included in net income for the three months ended September 30, 2015 was a fair value gain of $17.4 million, compared to a fair value loss of $28.4 million during the same period in 2014. The current IFRS value increased to $34.34 per unit from $33.19 per unit at the end of 2014.

Funds from operations (“FFO”) for the three months ended September 30, 2015 was $33.4 million or $0.36 per unit, compared to $38.1 million or $0.41 per unit during the same period in 2014. Adjusted funds from operations (“AFFO”) was $25.2 million or $0.27 per unit for the three months ended September 30, 2015, compared with $30.0 million or $0.32 per unit during the same period in 2014. Excluding non-recurring items, FFO and AFFO were $37.3 million and $29.1 million, respectively, for the three months ended September 30, 2015, compared with $34.6 million and $26.5 million during the same period in 2014.

Same-store commercial property net operating income for the three months ended September 30, 2015 was $64.1 million, compared with $62.3 million during the same period in 2014.

THIRD QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 273,000 square feet of space during the third quarter of 2015. The Trust’s occupancy rate finished the quarter at 95.5%, an increase of 50 basis points from the prior quarter. This rate compares favourably with the Canadian national average of 89.8%.

Leasing highlights include:

Toronto - 251,000 square feet

•	A nine-year, 24,000-square-foot expansion and a five-year, 74,000-square-foot early renewal with CI Investments Inc. at 2 Queen St. East
•	A 10-year, 25,000-square-foot new lease with Connor Clark & Lunn Financial at Exchange Tower
•	A 10-year, 24,000-square-foot new lease with CIBC at Bay Adelaide West
•	An 11-year, 21,000-square-foot renewal and expansion with Everest Reinsurance at Exchange Tower
•	A 10-year, 15,000-square-foot new lease with Alamos Gold at Brookfield Place Toronto

Vancouver - 15,000 square feet

•	A 10-year, 14,000-square-foot renewal with IIROC at Royal Centre

Completed the sale of our 100% interest in HSBC Building in Toronto for $110 million. The sale generated net proceeds of $67.3 million.

Extended the $350 million revolving corporate credit facility with existing lenders for an additional two years under the existing financial terms, maturing August 29, 2020.

Construction continues on schedule at the Bay Adelaide East and Brookfield Place Calgary East development projects. At Bay Adelaide East, the testing and commissioning of the mechanical and electrical work is in progress. The lobby finishes are ongoing and landscaping is underway. Bay Adelaide East is currently 69% pre-leased and is on target to be completed in late 2015.

At Brookfield Place Calgary East, the tower core has been poured to level 32 and the structural steel erection is underway up to level 27. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

OUTLOOK

“Market demand for premier office properties in Canada remains healthy as displayed by our disposition of the HSBC building in Toronto at an attractive valuation in the third quarter of 2015,” said Jan Sucharda, president and chief executive officer. “In addition, we managed to extend our revolving corporate credit facility with existing lenders at attractive terms signaling our healthy access to capital markets.”

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Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1033 per Trust unit payable on November 13, 2015 to holders of Trust units of record at the close of business on October 30, 2015.

The quarterly distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, FFO and AFFO on a total and per unit basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). The Trust’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, the Trust also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites in Toronto and Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Canada Office Properties’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the Investors section of its website at www.brookfieldcanadareit.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldcanadareit.com or contact:

Contact:

Matthew Cherry

Vice President, Investor Relations & Communications

Tel: (416) 359-8593

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Canada Office Properties’ 2015 third quarter results as well as Supplemental Information on Brookfield Canada Office Properties’ website under the Investors section at www.brookfieldcanadareit.com.

The conference call can be accessed via webcast on October 20, 2015 at 9:00 a.m. Eastern Time at www.brookfieldcanadareit.com or via teleconference toll free at 1-888-572-7025 or toll at 1-719-325-2452, passcode: 797823 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free at 1-888-203-1112 or toll at 1-719-457-0820, passcode: 797823.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	September 30, 2015	December 31, 2014

Assets
Investment properties
Commercial properties	$5,150.3	$5,131.7
Commercial developments	886.2	670.7
	6,036.5	5,802.4

Tenant and other receivables	19.0	34.3
Other assets	8.4	8.9
Cash and cash equivalents	50.3	58.9
Assets held for sale	—	38.9
	$6,114.2	$5,943.4

Liabilities
Investment property and corporate debt	$2,716.8	$2,649.7
Accounts payable and other liabilities	193.9	196.9
Liabilities related to assets held for sale	—	0.5

Equity
Unitholders' equity	887.6	856.7
Non-controlling interest(1)	2,315.9	2,239.6
	$6,114.2	$5,943.4

(1)	Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2015	2014	2015	2014
Commercial property revenue(1)	$128.3	$131.9	$382.2	$382.4
Direct commercial property expense(1)	68.8	65.5	195.7	181.0
Investment and other income	—	—	—	1.0
Interest expense	21.0	23.5	62.9	69.9
General and administrative expense	5.6	5.5	17.7	17.7
Income before fair value gains (losses)	32.9	37.4	105.9	114.8
Fair value gains (losses)	17.4	(28.4)	86.7	(24.5)
Net income and comprehensive income	$50.3	$9.0	$192.6	$90.3

Net income and comprehensive income attributable to:
Unitholders	$14.1	$2.5	$53.9	$25.3
Non-controlling interest	36.2	6.5	138.7	65.0
	$50.3	$9.0	$192.6	$90.3
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Net income per Trust unit	$0.54	$0.10	$2.06	$0.97

(1)	For the three months ended September 30, 2015, included in non-recurring charges was a retroactive adjustment of ground rent of ($3.6) million for the period from December 2011 to June 2015. For the three months ended September 30, 2014, there was a favourable rent recovery and tax appeal settlement totaling $3.6 million.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2015	2014	2015	2014
Net income	$50.3	$9.0	$192.6	$90.3
Add (deduct):
Fair value (gains) losses	(17.4)	28.4	(86.7)	24.5
Amortization of lease incentives	0.5	0.7	1.4	1.7
Foreign exchange losses	—	—	—	1.1
Funds from operations(1)	$33.4	$38.1	$107.3	$117.6
Funds from operations - unitholders	9.4	10.7	30.0	32.9
Funds from operations - non-controlling interest	24.0	$27.4	77.3	$84.7
	$33.4	$38.1	$107.3	$117.6
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Funds from operations per Trust unit	$0.36	$0.41	$1.15	$1.26

(1)	For the three months ended September 30, 2015, included in non-recurring charges was a retroactive adjustment of ground rent of ($3.6) million for the period from December 2011 to June 2015. For the three months ended September 30, 2014, there was a favourable rent recovery and tax appeal settlement totaling $3.6 million.

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Sept. 30		Nine months ended Sept. 30
	2015	2014	2015	2014
Funds from operations	$33.4	$38.1	$107.3	$117.6
Add (deduct):
Straight-line rental income	(0.6)	(1.1)	(2.7)	0.7
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.8)	(5.3)	(17.4)	(15.9)
Normalized maintaining value capital expenditures(1)	(1.8)	(1.7)	(5.4)	(5.1)
Adjusted funds from operations(2)	$25.2	$30.0	$81.8	$97.3
Adjusted funds from operations - unitholders	7.1	8.4	22.9	27.2
Adjusted funds from operations - non-controlling interest	18.1	21.6	58.9	70.1
	$25.2	$30.0	$81.8	$97.3
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Adjusted funds from operations per Trust unit	$0.27	$0.32	$0.88	$1.04

(1)	As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.
(2)	AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $25.0 million and $75.0 million for the three and nine months ended September 30, 2015, respectively.